SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 8)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Dov Charney

American Apparel, Inc.

747 Warehouse Street

Los Angeles, California 90021

(213) 488-0226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John Laco, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

October 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,805,866

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 45,805,866

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,805,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 42.6%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, dated March 13, 2009 and filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 14, 2009 and filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, dated December 7, 2010 and filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, dated February 18, 2011 and filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, dated March 24, 2011 and filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, dated April 27, 2011 and filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), and Amendment No. 7 thereto, dated July 7, 2011 and filed by the reporting person with the SEC on July 11, 2011 (“Amendment No. 7” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.                          Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

The information under Item 6 of the Schedule 13D is incorporated by reference into this Item 4.

Item 5.                          Interest in Securities of the Issuer.

(a) and (b)  The response to Item 5 of the Schedule 13D is hereby amended and supplemented by replacing subsections (a) and (b) in their entirety with the following:

The reporting person directly beneficially owns 45,805,866 shares of Common Stock, representing approximately 42.6% of the outstanding shares of Common Stock based on the Issuer having 107,596,241 shares of Common Stock outstanding as of February 28, 2013, based on information set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012.  The reporting person has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by the reporting person.

As a result of the Investment Voting Agreement (as defined in Item 6), the reporting person and Lion Capital (Guernsey) II Limited, a Guernsey limited company (“Lion”), may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns approximately 67,411,891 shares of Common Stock, or 52.2% of the Issuer’s total number of shares of Common Stock outstanding as of February 28, 2013, calculated in accordance with Rule 13d-3 of the Exchange Act (after giving effect to the full issuance of the 21,606,025 shares of Common Stock issuable upon exercise of warrants held by Lion, based on the information regarding Lion’s beneficial ownership of shares of Common Stock set forth in Amendment No. 4 to Schedule 13D filed by

Lion on March 16, 2012).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is a member of a group with Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any Common Stock beneficially owned by Lion for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Amendment to Charney Purchase Agreement between the Reporting Person and the Issuer

Description of Charney Purchase Agreement and Charney Anti-Dilution Provision

In connection with a purchase agreement entered into on April 26, 2011 with certain investors of the Issuer (the “Investor Purchase Agreement”), the Issuer also entered into a purchase agreement dated as of April 27, 2011, with the reporting person (the “Charney Purchase Agreement”), pursuant to which, among other things the reporting person received certain anti-dilution rights (the “Charney Anti-Dilution Provision”).

The Charney Anti-Dilution Provision provided the reporting person a right to receive from the Issuer, subject to the satisfaction of certain average volume weighted closing price (“VWAP”) targets, and other terms and conditions set forth in the Charney Purchase Agreement, up to 37,979,972 shares of Common Stock comprised of:

(i)            up to approximately 12,659,994 shares of Common Stock as anti-dilution protection with respect to the issuance to the purchasers of certain shares under the Investor Purchase Agreement, and

(ii)           in proportion to the exercise by the purchasers of their purchase rights under the Investor Purchase Agreement, an additional up to approximately 25,300,000 shares of Common Stock as anti-dilution protection.

As a result of the July 2011 exercise of purchase rights under the Investor Purchase Agreement for the purchase of a total of 8,406,163 shares of common stock, the reporting person has the right to receive 7,755,806 shares out of the 25,319,988 shares of common stock, subject to certain conditions.

On October 23, 2011, the remaining purchase rights of the investors under the Investor Purchase Agreement, and therefore the reporting person's anti-dilution rights with respect to the remaining 17,500,000 shares of Common Stock issuable as anti-dilution protection in proportion thereto also expired without the reporting person having the right to such shares.

Accordingly, the reporting person has the right to receive a total of 20,415,800 shares of Common Stock pursuant to the Charney Anti-Dilution Provision, issuable in three equal installments, one per each measurement period set forth below, subject to meeting the applicable

VWAP closing price for 60 consecutive trading days, calculated as set forth in the Charney Purchase Agreement as follows:

(i)            for the measurement period from April 16, 2012 to and including April 15, 2013, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $3.25 per share;

(ii)           for the measurement period from but not including April 16, 2013 to and including April 15, 2014, if the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $4.25 per share; and

(iii)          for the measurement period from but not including April 16, 2014 to and including April 15, 2015, the VWAP of the Common Stock during a period of 60 consecutive trading days exceeds $5.25 per share.

The foregoing description of the Investor Purchase Agreement and the Charney Purchase Agreement is qualified in its entirety by reference to the descriptions contained in the Current Reports on Forms 8-K filed by the Issuer with the SEC on March 28, 2011 and April 28, 2011 and the documents filed as exhibits to such Current Reports.

Description of Amendment to Charney Purchase Agreement and Charney Anti-Dilution Provision

An amendment to the Charney Purchase Agreement (the "Charney Purchase Agreement Amendment") was entered into on October 16, 2012 by the reporting person and the Issuer for the purpose of further incentivizing the reporting person in his continued service to the Issuer, which, subject to stockholder approval, (i) extends by one year the measurement periods under the Charney Anti-Dilution Provision and (ii) reduces the length of the corresponding stock price target periods from 60 days to 30 days.

The amendment gives effect to the extensions of the measurement periods on a retroactive basis if stockholder approval is received so that the reporting person has the right to receive shares as described above under the following circumstances:

(i)            for the first measurement period from April 16, 2012 to and including April 15, 2014, if the VWAP of the Common Stock during a period of 30 consecutive trading days exceeds $3.25 per share;

(ii)           for the measurement period from but not including April 16, 2014 to and including April 15, 2015, if the VWAP of the Common Stock during a period of 30 consecutive trading days exceeds $4.25 per share; and

(iii)          for the measurement period from but not including April 16, 2015 to and including April 15, 2016, the VWAP of the Common Stock during a period of 30 consecutive trading days exceeds $5.25 per share.

As of the date of this Schedule 13D, the reporting person is not entitled to any shares pursuant to the Charney Anti-Dilution Provision, as amended.  The Issuer is submitting the Charney Purchase Agreement Amendment for stockholder approval.

The foregoing description of the Charney Purchase Agreement and Charney Purchase Agreement Amendment is qualified in its entirety by reference to the descriptions contained in the Current Reports on Forms 8-K filed by the Issuer with the SEC on March 28, 2011, April 28, 2011 and October 22, 2012, and the documents filed as exhibits to such Current Reports.

Voting Agreement Between the Reporting Person and Lion

On March 13, 2012, the Issuer and Lion entered into amendments to Lion’s existing warrants (the “Lion Warrant Amendments”) issued between March 2009 and July 2011 to (i) extend the expiration date of such warrants to February 18, 2022 and (ii) reduce the exercise price thereof, as such price may be adjusted from time to time pursuant to the adjustments specified in each respective warrant, by $0.25 per share (the “Lion Exercise Price Adjustment”) in the event of the Issuer’s failure to achieve certain specified quarterly levels of EBITDA as calculated in accordance with the credit agreement between the Issuer and Lion.

On March 13, 2012, the reporting person entered into a Voting Agreement with Lion  (the “Lion Voting Agreement”) pursuant to which he agreed to vote his Common Stock in favor of any proposal submitted to the Issuer’s stockholders to approve the Lion Exercise Price Adjustment.

The foregoing description of the Lion Warrant Amendments and Lion Voting Agreement is qualified in its entirety by reference to the descriptions contained in the Current Report on Form 8-K filed by the Issuer with the SEC on March 19, 2012, and the documents filed as exhibits to such Current Report.

Item 7                             Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of such Item 7:

Exhibit M            Voting Agreement, dated as of March 13, 2012 between Dov Charney and Lion/Hollywood L.L.C. (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on March 19, 2012)

Exhibit N               Amendment to Purchase Agreement, dated as of October 16, 2012, between Dov Charney and American Apparel, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on October 22, 2012)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2013

/s/ Dov Charney
Dov Charney